Direct Dial: 847-607-0106
Craig P. Colmar	cpcolmar@jocolaw.com

April 10, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker, Assistant Director

Re:	Fenix Parts, Inc.
Registration Statement on Form S-1
Filed April 8, 2015
File No. 333-203296

Ladies and Gentlemen:

On behalf of Fenix Parts, Inc. (“Fenix” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission as set forth in Ms. Parker’s letter dated April 9, 2015 to Kent Robertson, the Company’s Chief Executive Officer, relating to the registration statement (the “Registration Statement”) on Form S-1 filed by the Company on April 8, 2015. For the Staff’s convenience, we have reproduced the Staff’s comments below in italic face type before each of our responses. We believe that the Company’s responses adequately address the Staff’s comments and, therefore, no amendment to the Registration Statement is appropriate.

Capitalization, page 28

1.	We note your presentation of line item Acquisition Funding of $90,389. It appears they represent the IPO proceeds used to consummate the acquisitions and therefore it appears to be a pro forma adjustment. In that regard, please explain to us your basis in presenting it as part of total capitalization on a pro forma basis.

Response: The $90,389 represents the expected cash consideration to be paid to the owners of the Founding Companies at closing of the Combinations. Considering the sequential nature of the Capitalization table (showing pro forma effects for the Combinations before showing pro forma as adjusted effects for both the Combinations and the IPO), the Company was required

United States Securities and Exchange Commission

Division of Corporate Finance

April 10, 2015

to display this cash consideration as having been funded via hypothetical borrowings as the cash from the IPO was not sequentially available to pay the cash consideration. Essentially, the borrowings represent a short term financing of the cash consideration. As ‘borrowings’, the $90,389 is appropriately considered part of Capitalization in the Pro Forma column of the Capitalization table. In the Pro Forma As Adjusted column, these ‘borrowings’ will be extinguished with IPO proceeds and the Acquisition funding line item will reflect $0, thereby removing the $90,389 from total capitalization in that final column.

Standard Combined Financial Statements

Notes to Combined Financial Statements,

Note 8, Gain on Fire, page F-55

2.	We note the disclosure of a fire occurred at the Goldy Metals Toronto facility in March 2014 and that Standard received approximately $2,597,000 in insurance proceeds with a $785,000 gain reported within other income as a result of settlement of lost inventory, damaged buildings and other miscellaneous items. Please clarify for us what the gain represents and how it is calculated. Also, please clarify if Standard reported the difference of the two amounts within revenues and if it represents compensation for lost inventory. If not, please explain to us the basis of classifying the difference within revenues. In addition, explain to us why you did not back out this one time revenue amount along with the gain from your pro forma income statement on page F-5 since the amounts do not have a continuing impact on your financial statements. Refer to Article 11-01 (b)(6) of Regulation S-X.

Response: The gain on fire represents the involuntary conversion gain resulting from the excess of insurance proceeds received over the non-cash and cash costs to the Company directly associated with the fire. The computation of the gain on fire is summarized as follows:

Total insurance proceeds	$2,597,000
Carrying value of lost inventory written off	(1,388,000)
Carrying value of damaged buildings written off	(333,000)
Costs directly related to the fire and expensed	(118,000)

Gain on fire	$758,000

This entire gain is recorded in non-operating other income. None of the gain is reflected in revenues because of the incidental nature of the insurance proceeds. The Company’s ongoing major operations do not include significant insurance proceeds and any resulting gains.

United States Securities and Exchange Commission

Division of Corporate Finance

April 10, 2015

Article 11-02(b)(6) instructs that the pro forma condensed income statement should include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have continuing impact on the registrant, and (iii) factually supportable. This gain was included in the historical income statement of Standard and would be adjusted in the pro forma statement of operations only if such adjustment met the three criteria described above. While the gain is factually supportable, it is neither expected to have a continuing impact on the registrant and certainly not a direct result of the transaction (in this case, the Combination). Furthermore, in accordance with Section 3340 of the Division of Corporate Finance’s Financial Reporting Manual, the effects of unusual events ordinarily should not be eliminated from pro forma data. While unusual in nature, an involuntary conversion gain resulting from a fire or other disaster is not so unusual that it would warrant elimination from the pro forma data. Section 3340 suggests disclosure of the unusual event and perhaps even a presentation of a supplemental pro forma statement of operations to reflect the elimination. However, the Company does not believe that such additional disclosure or supplemental pro forma statement is necessary because (a) the gain is reflected in non-operating income which is generally already considered as potentially non-recurring, (b) the amount of the gain is not so significant that it substantially changes the pro forma operating results and (c) elimination of the gain might inappropriately suggest to users of the pro forma data that such gains are highly unlikely to recur at the Company.

The Company and its representatives wish to thank the Staff for completing its review of the Registration Statement. If we can facilitate the Staff’s further review of this Registration Statement, or if the Staff has any questions about any of the information set forth herein, please call the undersigned or my colleagues, Robin Friedman or Georgann Joseph, or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com, rcfriedman@jocolaw.com and gjoseph@jocolaw.com.

Sincerely,

Craig P. Colmar